Exhibit 21

SUBSIDIARIES OF BOOKS-A-MILLION, INC.

Name of Subsidiary	State of Organization

American Wholesale Book Company, Inc.	Alabama
booksamillion.com, Inc.	Alabama
BAM Card Services, LLC	Virginia
Preferred Growth Properties, LLC	Delaware
PGP Florence, LLC (formerly AL Florence Realty Holdings 2010, LLC)	Alabama
PGP Gardendale, LLC	Delaware
Pickering Partners, LLC	Delaware